December 17, 2019

John Michel
Executive Vice President and Chief Financial Officer
First Foundation Inc.
18101 Von Karman Avenue, Suite 700
Irvine, CA 92612

       Re: First Foundation Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-36461

Dear Mr. Michel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

10-K for Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
General, page 69

1. Given the significance of Non-Interest Income to your operations, please revise future filings to include the disclosure requirements in ASC 606-10-50 in the Summary of
      Significant Accounting Policies and Notes to the Consolidated Financial Statements.
      Show us what your disclosures will look like in your response.
Note 3. Fair Value, page 80

2. We note that you had Agency mortgage-backed securities measured using Level 3 inputs of $365 million at December 31, 2018. Please tell us the following concerning these securities:
 John Michel
First Foundation Inc.
December 17, 2019
Page 2
              What changed from the September 30, 2018 10-Q to the December 31, 2018 10-K
              that moved these securities from Level 2 to Level 3;
              What changed from the December 31, 2018 10-K to the March 31, 2019 10-Q that moved these securities from Level 3 back to Level 2; Describe in greater detail your disclosure on page 9 of the March
31, 2019 10-Q that,
              "the decrease in Level 3 assets from December 31, 2018 was due to a change in pricing methodology of agency mortgage-backed securities. The December 31, 2018 agency mortgage-backed securities Level 2 and Level 3 values have been adjusted to reflect a correction to the amounts previously reported."
              Tell us if your disclosure on page 81 in the December 31, 2018 10-K stating that, "the decrease in level 3 assets from December 31, 2017 was due to Beneficial interest -
              FHLMC securitization paydowns," is accurate given that Level 3 assets increased from December 31, 2017 to December 31, 2018; and
              Tell us how you met the disclosure requirements in ASC 820-10-50-2.bbb through h.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at 202-551-3321 or Sharon Blume at 202-551-3474 with any questions.



FirstName LastNameJohn Michel                                 Sincerely,
Comapany NameFirst Foundation Inc.
                                                              Division of
Corporation Finance
December 17, 2019 Page 2                                      Office of Finance
FirstName LastName